FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS AN EXHIBIT TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-203567 and 333-208507) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-14144, 333-110953, 333-117922, 333-178350, 333-207754, 333-207750, 333-207748 AND 333-211680) TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SUPPLEMENTAL DISCLOSURE

The disclosure under “Liquidity and funding risk – Credit ratings” in the registrant’s Second Quarter 2018 Management’s Discussion and Analysis, which was filed as part of Exhibit 99.2 to its Form 6-K dated May 24, 2018, is hereby updated by adding the following: “On June 26, 2018, DBRS changed our long-term ratings outlook to positive from stable. On June 27, 2018, Standard & Poor’s changed our ratings outlook to stable from negative. On July 16, 2018, Moody’s announced that it has upgraded our senior long-term debt rating to Aa2 from A1, and changed our ratings outlook to stable from negative.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name:	James Salem
Title:	Executive Vice-President and Treasurer

Date: July 19, 2018